W·S·C
Woodlands Securities Corporation
Serving Investors for more than a quarter century

Woodlands Securities Corporation's Exemption Report

Woodlands Securities Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)* (2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

Woodlands Securities Corporation

I, Morris Monroe, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Morris Monroe, President

May 9, 2016

10655 Six Pines Drive, Suite 100
The Woodlands, Texas 77380
(281) 367-2483 • Fax (281) 298-1182